Structured Asset Mortgage Investments II Inc.

Depositor

Wells Fargo Bank, National Association

Master Servicer and Securities Administrator

Structured Asset Mortgage Investments II Trust 2006-AR5

Issuing Entity

Mortgage Pass-Through Certificates, Series 2006-AR5

Supplement dated August 11, 2006

to Prospectus Supplement dated May 30, 2006,

as supplemented by the Supplement dated July 17, 2006

to Prospectus dated March 28, 2006

Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the Prospectus Supplement dated May 30, 2006.

1.     The first paragraph of the definition of “Adjusted Rate Cap” under the caption “Glossary” on pages S-140 through S-141 of the prospectus supplement is hereby replaced in its entirety with the following paragraph (new language underlined and in bold):

With respect to each Class of Class A Certificates in a Sub-Loan Group, each distribution date and the related Due Period, (A) the sum of (i) the scheduled Monthly Payments owed on the related mortgage loans for such Due Period less the related Servicing Fees and (ii) the Actual Monthly Payments received in excess of such scheduled Monthly Payments, minus (B) the Coupon Strip with respect to the related Sub-Loan Group, if any, payable to the Final Maturity Reserve Account with respect to such distribution date, expressed as a per annum rate calculated on the basis of the aggregate Scheduled Principal Balance of the related mortgage loans for such Due Period and further reflecting the accrual of interest on an actual/360 basis.

2.     The second paragraph of the definition of “Net Deferred Interest” under the caption “Glossary” on page S-147 of the prospectus supplement is replaced in its entirety with the following paragraph (deleted language stricken and new language underlined and in bold):

With respect to any Class of Certificates (other than any Interest-Only Certificates) as of any distribution date, an amount equal to the product of (1) the ~~difference~~  excess , if any ~~between~~ , of (a) ~~the lesser of (i) the pass-through rate for such Class, without regard to the Net Rate Cap on such distribution date and (ii) the weighted average of the net rates on the mortgage loans~~ the Pass-Through Rate for such Class ~~and~~ , over (b) the related Adjusted Rate Cap for such distribution date, (2) the Certificate Principal Balance of the Class of Certificates immediately prior to such distribution date, and (3) the actual number of days in such Interest Accrual Period divided by 360.

The remainder of the prospectus supplement remains unmodified.

This supplement may be used to offer or sell the Certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

Bear, Stearns & Co. Inc.

Until 90 days after the date of this Supplement, all dealers effecting transactions in the Certificates offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus Supplement and Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus Supplement and Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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